                                               EQU: TSX, NYSE

EQUAL ENERGY UPDATES 2010 DRILLING PROGRAM
2010 Production Guidance Maintained

Calgary, Alberta – (CNW – July 30, 2010) Equal Energy (“Equal” or “the Company”) today announced a modification of its 2010 capital expenditure program in order to accelerate development in the Company’s Alberta Cardium and Oklahoma Circus Viola oil plays and to defer some of its planned 2010 drilling in the Hunton liquids-rich resource play.  Equal has also spud the first of two Pekisko horizontal oil wells in southern Alberta and it also expects to spud its first of two Viking horizontal oil wells during August.

Equal is not changing its previous production guidance of 9,200 to 9,700 boepd for 2010, but advises that it expects to be on the lower end of that range.

Equal had planned to drill four (4) dual-leg horizontal wells in the Hunton play in 2010 but now the Company plans to drill only one well for the time being.  This deferral has been brought about by legal proceedings initiated by Equal’s former Farmout participant which is currently in Chapter 11 Bankruptcy.  The Farmout agreement was terminated by Equal on January 18, 2010 due to the failure of the Farmout participant to fulfill certain terms of the agreement.  The parties and the court have agreed that the termination of the Farmout agreement should be determined by an Arbitration panel pursuant to the terms of the Farmout agreement.  The Company anticipates a resolution to this matter sometime in Q4 2010.

Don Klapko, President and CEO, said: “It is in the best interests of Equal Energy and our shareholders to re-allocate capital investment to our oil plays in Alberta Cardium and Oklahoma Circus Viola for the remainder of 2010.  While we will proceed with drilling one Hunton horizontal well this year, it has become clear that we must move the Company forward despite delays relating to the bankruptcy of our former Farmout participant.  We believe we have the financial flexibility, asset quality, and balance sheet strength to ramp up our operational activities in our Cardium and Circus Viola oil plays to meet guidance.  We remain committed to full development in the Hunton liquids-rich resource play but will focus on other assets in our portfolio and continue to seek acquisition opportunities for the remainder of this year, particularly given the market and pricing conditions favouring oil over natural gas in all North American markets.”

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB, EQU.DB.A) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 52 percent crude oil and natural gas liquids and 48 percent natural gas.  Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal.  Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

All dollar values are in Canadian dollars unless otherwise stated.